金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

GOLD PEAK

December 30, 2002

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement of 2002/03 Interim Results of GP Industries Limited (For the six months ended September 30, 2002)	December 4, 2002
2002/03 Unaudited Interim Results Announcement Limited (For the six months ended September 30, 2002)	December 5, 2002
Interim Report (For the six months ended September 30, 2002)	December 23, 2002

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

dlw 1/23

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網頁: http://www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: http://www.goldpeak.com

December 5, 2002 SCMP

Exemption#82-3604

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

Announcement of 2002/03 Interim Results of GP Industries Limited
(For the six months ended September 30, 2002)

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries"), a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the six months ended September 30, 2002. The GP Industries' announcement is reproduced as follows:-

	2002/03		2001/02	
	S$'000	*HK$'000*	*S$'000*	*HK$'000*
Turnover	159,709	696,459	136,196	596,538
Cost of Sales	(129,960)	(566,730)	(113,186)	(495,754)
Gross Profit	29,749	129,729	23,010	100,784
Other Income	1,600	6,977	2,523	11,050
Operating Expenses	(27,864)	(121,509)	(23,537)	(103,092)
Operating Profit	3,485	15,197	1,996	8,742
Finance Costs	(4,082)	(17,801)	(6,523)	(28,570)
Share of Results of Associates	23,358	101,860	19,986	87,538
Exceptional Items	(1,122)	(4,893)	-	
Profit before Taxation	21,639	94,363	15,459	67,710
Taxation	(5,129)	(22,366)	(3,856)	(16,889)
Profit after Taxation	16,510	71,997	11,603	50,821
Minority Interests	(463)	(2,019)	(109)	(477)
Net Profit	16,047	69,978	11,494	50,344
	S cents	HK cents	S cents	HK cents
Earnings per share	3.59	15.66	2.57	11.26
Dividend per share Interim	1.65	7.20	1.20	5.26

Note:-

The Hong Kong dollar equivalents for the current period as shown above for illustrative purposes are converted at an average exchange rate.

REVIEW OF RESULTS

GP Industries achieved satisfactory results for the six months ended September 30, 2002 as turnover grew by 17.3% to S$159.7 million, compared to the corresponding period in the previous year. In spite of an exceptional loss of S$1.1 million resulting from the closure of the loudspeaker factory in Ipswich, UK in mid 2002, consolidated net profit after taxation and minority interests attributable to shareholders increased strongly by 39.6% to S$16.0 million as compared to S$11.5 million last year. This was mainly due to the good performance of the electronic and component businesses as well as the strong contributions from GP Batteries.

Interest expenses decreased by 37.4% from S$6.5 million to S$4.1 million as compared to the corresponding period last year mainly due to interest rate cuts.

Basic earnings per share, based on consolidated net profit after taxation and minority interests attributable to shareholders and the weighted average number of 446,965,787 shares (2001: 446,687,705 shares) in issue for the current period, amounted to 3.59 Singapore cents, compared with 2.57 Singapore cents last year.

BUSINESS REVIEW

Electronics Division:

The electronic business performed strongly. Sales of electronic and component products rose by 22.5% and profit increased by more than 80%. The good performance was attributed to the strong sales of professional audio products to the US and Europe, benefits from merging two audio factories into one in Huizhou, China, as well as the strong contribution from the component associates.

Export sales of wire harness remained steady but profit decreased slightly due to price competition. Sales of LTK's cable business continued to grow satisfactorily, but profit experienced a drop because of intense price competition.

However, in China, sales and contributions of both wire harness and car audio products from its associated companies continued to grow satisfactorily due to the robust growth of China's automobile industry. Preparation for a listing of the 41.6%-owned car audio joint-venture in Xuzhou on the Shanghai Stock Exchange progressed smoothly.

Sales of branded loudspeakers registered an impressive growth. Sales grew strongly in the US and European markets as a result of increased activities in marketing and distribution.

GP Batteries:

GP Batteries' turnover and consolidated net profit after taxation and minority interests attributable to shareholders for the six months ended September 30, 2002 increased by 16.1% and 42.3% respectively as compared to the same period last year.

During the period, GP Batteries' business recovered strongly and achieved record turnover. Sales of rechargeable batteries increased by over 20% due to the strong demand for high-capacity Nickel Metal Hydride batteries and the commencement of commercial production of Lithium Ion batteries. Operating profit grew significantly due to increase in sales of products with better margin and improvement in operating efficiency.

In September, GP Batteries entered into two conditional sales and purchase agreements to acquire a 75% interest in Zhongyin (Ningbo) Battery Co Ltd, the second largest alkaline battery producer in China operating a strong distribution network in over 80 major cities throughout the country and owns the "Pairdeer" trademark which is recognized as one of China's top brands in the alkaline battery market.

Clipsal Industries:

For the six months ended June 30, 2002, Clipsal Industries' turnover and profit decreased by 5.7% and 34.7% respectively. Most of the key Asian markets continued to be volatile and very competitive. However, its aggressive marketing efforts, introduction of new products, and expansion into new business segments and emerging markets all helped cushion a sharp decline in turnover. In Australia, trading conditions remained strong and the associate Gerard Industries continued to achieve growth in both sales and market share. Overall, despite the highly-competitive trading environment, profit margin as compared with that of the second half of last year has slightly improved in its key markets due to improved operating efficiency.

PROSPECTS

There were signs of recovery in most of the GP Industries major export markets although the global business environment remains very volatile and highly competitive. While GP Industries is cautiously optimistic about the market, it will follow closely the development in the Middle East in the coming months. The Electronics Division and GP Batteries are expected to perform well while Clipsal Industries is expected to continue facing a very competitive environment.

GP Industries will continue to strengthen its distribution network in the region, increase its market shares and enhance its product development and manufacturing capabilities to meet the challenges ahead. China's admission to the World Trade Organization presents a lot of opportunities to GP Industries. With a strong manufacturing and distribution network already set up in China, GP Industries will continue to strengthen its presence there in order to capture these opportunities.

Barring unforeseen circumstances, GP Industries is expected to continue to achieve profitable results in the second half of the current financial year.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, December 4, 2002

www.goldpeak.com

December 6, 2002
SCMP

Exemption#82-3604

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

03 JAN -3 AM 11:10

2002/2003 Unaudited Interim Results Announcement

(For the six months ended September 30, 2002)

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2002. These results have been reviewed by the Company's audit committee.

HIGHLIGHTS

- The Group achieved satisfactory growth in turnover and profit during the period
- Consolidated turnover was HK$910.1 million, an increase of 19.4%
- Profit attributable to shareholders was HK$38.8 million, an increase of 20.4%
- Earnings per share amounted to [illegible] Hong Kong cents, an increase of 20.4%
- Interim dividend per share: 3.0 Hong Kong cents (2001/02: 2.5 Hong Kong cents)

BUSINESS REVIEW

GP Industries – 86.4% owned

- GP Industries achieved satisfactory results with turnover increased by 17.3%.
- Net profit grew strongly by 39.6%, despite an exceptional loss of HK$4.9 million resulting from the closure of a loudspeaker factory in the UK. This was mainly attributed to the good performance of the electronic and component businesses as well as the strong contribution from GP Batteries.

Electronics Division

- Sales of electronic and component products rose by 22.5%, mainly due to the strong sales of professional audio products to the US and Europe, improved cost efficiency from merging two audio factories into one in Huizhou, China, and the strong contribution from the component associates.
- Export sales of wire harness remained steady but profit decreased slightly due to keen price competition whereas sales in China continued to grow satisfactorily due to strong demand from the automobile industry. Sales of LTK's cable continued to grow satisfactorily but profit experienced a decrease because of intense price competition.
- Sales of branded loudspeakers registered an impressive growth. Sales grew strongly in the US and European markets as a result of increased activities in marketing and distribution.

GP Batteries – 48.9%-owned by GP Industries

- GP Batteries' turnover increased by 16.1%. The business recovered strongly. Sales of rechargeable batteries recorded an increase of over 20% due to the strong demand for high-capacity Nickel Metal Hydride batteries and the commencement of commercial production of Lithium Ion batteries.
- Net profit grew strongly by 42.3% due to increase in sales of products with better margin and improvement in operating efficiency.
- In September, it entered into two conditional sale and purchase agreements to acquire a 75% interest in Zhongyin (Ningbo) Battery Co Ltd, the second largest alkaline battery producer in China. This company has a strong distribution network in over 80 major cities throughout China and owns the "Pairdeer" trademark which is recognized as one of China's top brands in the alkaline battery market.

Clipsal Industries – 49.1%-owned by GP Industries

- For the six months ended June 30, 2002, Clipsal Industries' turnover and profit decreased by 5.7% and 34.7% respectively.
- Most of the key Asian markets continued to be volatile and very competitive. However, its aggressive marketing efforts, introduction of new products, and expansion into new business segments and emerging markets all helped cushion a sharp decline in turnover.
- In Australia, trading conditions remained strong and the associate Gerard Industries continued to achieve growth in both sales and market share.
- Overall, despite the highly competitive trading environment, profit margin as compared to the second half of last year has slightly improved in its key markets due to improved operating efficiency.

Technology & Strategic Division

The 51%-owned Lighthouse Technologies Limited experienced a much tougher market in the US and Europe after the tragic 911 events. LED screens are typically capital goods and the market is expected to take longer to recover. However, it achieved an increase in turnover of about 30% due to successful introduction of new products, aggressive marketing activities and pricing strategy. Overall, Lighthouse's profit decreased during the period.

FINANCIAL REVIEW

During the period, the Group's net bank borrowings decreased by HK$23 million to HK$1,860 million. As at September 30, 2002, the aggregate of the Group's shareholders' fund and minority interests was HK$1,208 million. The Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.54, as compared with 1.60 as at March 31, 2002. The gearing ratios of the Company and GP Industries were 0.92 (March 31, 2002: 0.93) and 0.54 (March 31, 2002: 0.58) respectively whereas those of GP Batteries and Clipsal Industries were 0.69 and 0.64 (as at June 30, 2002) respectively. There were no significant changes in the gearing ratios when compared to those as at the last balance sheet dates of the respective companies.

The Group and its major associated companies continued to manage foreign exchange and interest rate risks prudently. Forward contracts, borrowings in local currencies and local sourcing have been arranged to minimize foreign exchange risk. At September 30, 2002, 54% (March 31, 2002: 28%) of the Group's bank borrowings was revolving or repayable within one year whereas 46% (March 31, 2002: 72%) was mostly repayable between one to five years. Most of these bank borrowings are based on floating interest rates. About 67% and 19% of the Group's bank borrowings are in US dollars and Hong Kong dollars respectively.

PROSPECTS

Most of the Group's export markets have shown signs of recovery since the first half year although the global business environment remains very volatile and highly competitive.

Looking ahead, the Electronics Division of GP Industries as well as GP Batteries are expected to maintain their strong performance in the second half year. Clipsal Industries is expected to continue facing a very competitive operating environment. However, when the building industry around Asia starts to recover, Clipsal is well-placed to capture the growth opportunities. For Lighthouse, there are signs of stronger sales in the second half year and margin is expected to improve.

To maximize shareholders' value, we are dedicated to improve our profitability and financial position. We will continue to strengthen our cost competitiveness and enhance our market shares in respective markets in the region. We believe the recent acquisition of Zhongyin (Ningbo) Battery will further enhance the Group's position in the China market.

Barring unforeseen circumstances, the Group is expected to perform satisfactorily for the current financial year.

CONSOLIDATED INCOME STATEMENT

For the six months ended September 30,
2002 2001

For the six months ended September 30, 2001

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	165,486	596,538	-	-	-	762,024
Inter-segment sales	26	453	-	-	(479)	0
	165,512	596,991	-	-	(479)	762,024

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Results						
Segmental results	27,634	8,320	-	-	-	35,954
Unallocated corporate expenses						(9,443)
Other corporate income						22,386
Profit from operations						48,897
Finance costs						
- Segment	(4,080)	(28,571)	-	-	-	(32,651)
- Corporate						(34,159)
Share of results of associates	(1,008)	43,502	23,899	20,023	-	86,416
Amortisation of goodwill on acquisition of associates						(3,091)
Amortisation of negative goodwill on acquisition of associates						209
Loss on deemed partial disposal of a subsidiary						(55)
Gain on disposal/deemed partial disposal of associates						438
Profit before taxation						66,004
Taxation						(19,838)
Profit before minority interests						46,166
Minority interests						(13,952)
Net profit for the period						32,214

(b) *Geographical segment*

	For the six months ended September 30, Turnover 2002 HK$'000	Turnover 2001 HK$'000	Profit (Loss) before taxation 2002 HK$'000	Profit (Loss) before taxation 2001 HK$'000
The People's Republic of China				
Hong Kong	48,234	55,428	8,813	6,999
Mainland China	48,022	43,204	12,418	13,570
Other Asian countries	268,739	313,993	10,537	18,866
Europe	186,268	189,881	3,099	9,703
North and South America	290,274	144,140	24,000	10,354
Australia and New Zealand	63,012	13,691	14,230	7,631
Others	5,530	1,687	1,457	(1,119)
	910,079	762,024	74,554	66,004

3. **Net investment loss**

	For the six months ended September 30, 2002 HK$'000	2001 HK$'000
Net unrealised holding loss on other investments	7,887	13,946
Dividend income from investments in securities	(4,330)	(5,411)
Net realised gain on disposal of other investments	-	(1,247)
	3,557	7,288

4. **Other operating expenses**

	For the six months ended September 30, 2002 HK$'000	2001 HK$'000
Amortisation of goodwill of subsidiaries/business	492	25
Expenses incurred for the closure of a factory in the UK	4,892	-
	5,384	25

5. **Profit from operations**

	For the six months ended September 30, 2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging:		
Amortisation of deferred expenditure	5,564	4,128
Amortisation of trademarks	2,091	2,091
Depreciation and amortisation of property, plant and equipment		
Owned assets	21,297	22,156
Assets held under finance leases	1,325	1,636

Most of the Group's export markets have shown signs of recovery since the first half year although the global business environment remains very volatile and highly competitive.

Looking ahead, the Electronics Division of GP Industries as well as GP Batteries are expected to maintain their strong performance in the second half year. Clipsal Industries is expected to continue facing a very competitive operating environment. However, when the building industry around Asia starts to recover, Clipsal is well-placed to capture the growth opportunities. For Lighthouse, there are signs of stronger sales in the second half year and margin is expected to improve.

To maximize shareholders' value, we are dedicated to improve our profitability and financial position. We will continue to strengthen our cost competitiveness and enhance our market shares in respective markets in the region. We believe the recent acquisition of Zhongyin (Ningbo) Battery will further enhance the Group's position in the China market.

Barring unforeseen circumstances, the Group is expected to perform satisfactorily for the current financial year.

CONSOLIDATED INCOME STATEMENT

	Notes	For the six months ended September 30, 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
Turnover	2	**910,079**	762,024
Cost of sales		**(726,309)**	(601,607)
Gross profit		**183,770**	160,417
Other income		**18,124**	34,262
Distribution costs		**(81,733)**	(52,589)
Administrative expenses		**(89,262)**	(85,880)
Net investment loss	3	**(3,557)**	(7,288)
Other operating expenses	4	**(5,384)**	(25)
Profit from operations	5	**21,958**	48,897
Finance costs		**(45,419)**	(66,810)
Share of results of associates		**100,470**	86,416
Amortisation of goodwill on acquisition of associates		**(3,568)**	(3,091)
Amortisation of negative goodwill on acquisition of associates		**558**	209
Loss on disposal/deemed partial disposal of subsidiaries		**(482)**	(55)
Gain on disposal/deemed partial disposal of associates		**1,037**	438
Profit before taxation		**74,554**	66,004
Taxation	6	**(23,323)**	(19,838)
Profit before minority interests		**51,231**	46,166
Minority interests		**(12,435)**	(13,952)
Net profit for the period		**38,796**	32,214
Interim Dividend		**15,957**	13,298
Earnings Per Share	7		
Basic		**7.3 cents**	6.1 cents
Diluted		**7.3 cents**	5.8 cents

NOTES TO THE CONSOLIDATED INCOME STATEMENT

1. **Significant Accounting Policies**

The unaudited interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. The accounting policies adopted are consistent with those followed in the Company's annual financial statements for the year ended March 31, 2002 except for the following new/revised accounting standards which have been adopted for the first time in the preparation of this interim financial statements:

SSAP 1 (Revised)	:	Presentation of Financial Statements
SSAP 11 (Revised)	:	Foreign Currency Translation
SSAP 15 (Revised)	:	Cash Flow Statements
SSAP 25 (Revised)	:	Interim Financial Reporting
SSAP 34	:	Employee Benefits

In adopting SSAP 11 (Revised) "Foreign Currency Translation" ("SSAP 11 (Revised)"), the results of the Company's foreign subsidiaries and associates should be translated into Hong Kong dollars at an average rate by using the net investment method. In the previous years, the results of the Company's foreign subsidiaries and associates were translated into Hong Kong dollars by using the closing rate method. The adoption of SSAP 11 (Revised) has not been applied retrospectively to the prior periods as it is impractical to calculate its effect to the prior periods and the effect of the adoption of SSAP 11 (Revised) is not significant to the net profit of the Group for the six months ended September 30, 2002.

The adoption of the other new/revised standards during the period has no material effect on the Group's results of the current and prior periods other than the changes in the format of presentation of consolidated cash flow statement and the consolidated statement of changes in equity. Certain comparative figures have been reclassified to conform with the current period's presentation.

2. **Segment Information**

The analyses of the Group's segment information are as follows:

(a) *Business segment*

For the six months ended September 30, 2002

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	214,029	696,050	–	–	–	**910,079**
Inter-segment sales	15	408	–	–	(423)	**0**
	214,044	696,458	–	–	(423)	**910,079**

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Results						
Segmental results	11,061	10,450	–	–	–	**21,511**
Unallocated corporate expenses						**(10,618)**
Other corporate income						**11,065**
Profit from operations						**21,958**
Finance costs						
– Segment	(3,350)	(17,800)	–	–	–	**(21,150)**
– Corporate						**(24,269)**
Share of results of associates	(1,723)	50,508	36,850	14,835	–	**100,470**
Amortisation of goodwill on acquisition of associates						**(3,568)**
Amortisation of negative goodwill on acquisition of associates						**558**
Loss on disposal/deemed partial disposal of subsidiaries						**(482)**
Gain on disposal/deemed partial disposal of associates						**1,037**
Profit before taxation						**74,554**
Taxation						**(23,323)**
Profit before minority interests						**51,231**
Minority interests						**(12,435)**
Net profit for the period						**38,796**

	5,384	25

5. **Profit from operations**

	For the six months ended September 30,	
	2002	2001
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Amortisation of deferred expenditure	5,564	4,128
Amortisation of trademarks	2,091	2,091
Depreciation and amortisation of property, plant and equipment		
Owned assets	21,297	22,156
Assets held under finance leases	1,325	1,636

6. **Taxation**

	For the six months ended September 30,	
	2002	2001
	HK$'000	*HK$'000*
The Company and its subsidiaries:		
Hong Kong Profits Tax	4,354	2,898
Taxation in jurisdictions other than Hong Kong	4,159	4,615
Deferred taxation	(868)	1,430
	7,645	8,943
Share of taxation of associates:		
Hong Kong Profits Tax	2,262	1,752
Taxation in jurisdictions other than Hong Kong	13,416	9,143
	15,678	10,895
	23,323	19,838

Hong Kong Profits Tax is calculated at 16.0% (2001: 16.0%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

7. **Earnings per share**

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended September 30,	
	2002	2001
	HK$'000	*HK$'000*
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	38,796	32,214
Effect of dilutive potential shares:		
Adjustment to the share of result of subsidiaries and associates based on the dilution of their earnings per share	(176)	(141)
Convertible note	–	(1,220)
Earnings for the purpose of diluted earnings per share	38,620	30,853
	'000	*'000*
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	531,905	531,757
Effect of dilutive potential shares:		
Share options	–	2,122
Weighted average number of shares for the purpose of diluted earnings per share	531,905	533,879

The computation of diluted earnings per share for the current period does not assume the conversion of the convertible note as the conversion price of the convertible note is higher than the average market price of shares of the Company or GP Industries Limited for the current period, and also does not assume the exercise of the Company's share options as the exercise prices of the outstanding share options of the Company are higher than the average market price of shares of the Company for the current period.

SUMMARY OF RESULTS

For the six months ended September 30, 2002, the Group's turnover amounted to HK$910.1 million, an increase of 19.4% as compared with HK$762.0 million for the same period of last year. The unaudited consolidated profit attributable to shareholders amounted to HK$38.8 million, an increase of 20.4% compared to corresponding period in the previous year. The basic earnings per share for the period amounted to 7.3 Hong Kong cents as compared with 6.1 Hong Kong cents for the same period last year.

INTERIM DIVIDEND

The Directors have declared an interim dividend of 3.0 cents (2001: 2.5 cents) per share. This amounts to a total dividend payment of approximately HK$15,957,000 (2001: HK$13,298,000) based on the total number of shares in issue as at December 4, 2002, being the latest practicable date prior to the announcement of the interim results. Dividend warrants will be despatched on or about January 28, 2003 to registered shareholders of the Company on January 17, 2003.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from January 14, 2003 to January 17, 2003, both days inclusive, during which period no transfer will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on January 13, 2003.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed interim results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the Exchange's website (http://www.hkex.com.hk) in due course.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, December 5, 2002

www.goldpeak.com

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司

GOLD PEAK

Interim Report 2002/03

Corporate Information

BOARD OF DIRECTORS	**Executive** Victor LO Chung Wing, *Chairman & Chief Executive* Andrew NG Sung On, *Vice Chairman* Kevin LO Chung Ping Paul LO Chung Wai LEUNG Pak Chuen Richard KU Yuk Hing Andrew CHUANG Siu Leung CHAU Kwok Wai Raymond WONG Wai Kan **Non-Executive** Vincent CHEUNG Ting Kau LUI Ming Wah John LO Siew Kiong
AUDIT COMMITTEE	Vincent CHEUNG Ting Kau, *Chairman* LUI Ming Wah John LO Siew Kiong
SOLICITORS	Vincent T.K. Cheung, Yap & Co.
AUDITORS	Deloitte Touche Tohmatsu
SECRETARY AND REGISTERED OFFICE	WONG Man Kit Gold Peak Building, 8th Floor, 30 Kwai Wing Road Kwai Chung, New Territories, Hong Kong Tel: (852) 2427 1133 Fax: (852) 2489 1879 E-mail: gp@goldpeak.com Website: www.goldpeak.com
SHARE REGISTRARS AND TRANSFER OFFICE	Abacus Share Registrars Limited 5th Floor, Wing On Centre 111 Connaught Road Central, Hong Kong
ADR DEPOSITARY	The Bank of New York 101 Barclay Street, 22nd Floor New York, NY10286, USA

KEY DATES

Closure of Register:	January 14 to January 17, 2003
Interim Dividend:	Payable on or about January 28, 2003

Group Structure



Gold Peak Industries (Holdings) Limited
GP Industries Limited
Singapore – listed
86.4%*
Technology & Strategic Division
Electronics Business
Electronics & components
Wire harness & cables
Acoustics
GP Batteries International Limited
Batteries & related products
Singapore – listed
48.9%*
Clipsal Industries (Holdings) Limited
Electrical installation products
Singapore – listed
49.1%*
Lighthouse Technologies Limited (51%)
LED display screens
International Resolute Company Limited # (100%)
Distribution Business

* *Percentages stated denote respective shareholdings held by Gold Peak and GP Industries as at November 30, 2002*

\# *Holding an industrial building for own use*

Group Profile

Gold Peak Group is an Asian multinational group which owns a diversified portfolio of high-quality industrial investments via its major industrial investment vehicle, the Singapore-listed GP Industries Limited. Its Technology and Strategic Division is engaged in the development of new product technologies and strategic investments. In the industrial sector, the Group has established a leadership position in Asia for most of its product categories including **GP Batteries** and **CLIPSAL** electrical installation products.

The parent company, Gold Peak Industries (Holdings) Limited [SEHK Stock Code: 40], was established in 1964 and has been listed in Hong Kong since 1984.

Currently, Gold Peak holds an 86.4%* interest in GP Industries while GP Industries holds a 48.9%* interest in GP Batteries International Limited and a 49.1% interest in Clipsal Industries (Holdings) Limited respectively. GP Industries, GP Batteries and Clipsal Industries have been listed in Singapore since 1995, 1991 and 1992 respectively.

In addition to its investments in GP Batteries and Clipsal Industries, GP Industries is also engaged in the development, manufacture and distribution of wire harness and cables, automotive electronics, specialty electronics, parts and components as well as loudspeakers.

Gold Peak Group has manufacturing, research and development, marketing and distribution operations in more than 10 countries around the world. Including the major operations of its various divisions, the Group is currently employing over 14,000 people worldwide.

*(*as at November 30, 2002)*

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2002. These results have been reviewed by the Company's audit committee.

Highlights

- The Group achieved satisfactory growth in turnover and profit during the period.
- Consolidated turnover was HK$910.1 million, an increase of 19.4%.
- Profit attributable to shareholders was HK$38.8 million, an increase of 20.4%.
- Earnings per share amounted to 7.3 Hong Kong cents, an increase of 20.4%.
- Interim dividend per share: 3.0 Hong Kong cents (2001/02: 2.5 Hong Kong cents)

Business Review

GP Industries – 86.4% owned

- GP Industries achieved satisfactory results with turnover increased by 17.3%.
- Net profit grew strongly by 39.6%, despite an exceptional loss of HK$4.9 million resulting from the closure of a loudspeaker factory in the UK. This was mainly attributed to the good performance of the electronic and component businesses as well as the strong contribution from GP Batteries.

Electronics Division

- Sales of electronic and component products rose by 22.5%, mainly due to the strong sales of professional audio products to the US and Europe, improved cost efficiency from merging two audio factories into one in Huizhou, China, and the strong contribution from the component associates.
- Export sales of wire harness remained steady but profit decreased slightly due to keen price competition whereas sales in China continued to grow satisfactorily due to strong demand from the automobile industry. Sales of LTK's cable continued to grow satisfactorily but profit experienced a decrease because of intense price competition.
- Sales of branded loudspeakers registered an impressive growth. Sales grew strongly in the US and European markets as a result of increased activities in marketing and distribution.

GP Batteries – 48.9%-owned by GP Industries

- GP Batteries' turnover increased by 16.1%. The business recovered strongly. Sales of rechargeable batteries recorded an increase of over 20% due to the strong demand for high-capacity Nickel Metal Hydride batteries and the commencement of commercial production of Lithium Ion batteries.

- Net profit grew strongly by 42.3% due to increase in sales of products with better margin and improvement in operating efficiency.

- In September, it entered into two conditional sale and purchase agreements to acquire a 75% interest in Zhongyin (Ningbo) Battery Co Ltd, the second largest alkaline battery producer in China. This company has a strong distribution network in over 80 major cities throughout China and owns the "Pairdeer" trademark which is recognized as one of China's top brands in the alkaline battery market.

Clipsal Industries – 49.1%-owned by GP Industries

- For the six months ended June 30, 2002, Clipsal Industries' turnover and profit decreased by 5.7% and 34.7% respectively.

- Most of the key Asian markets continued to be volatile and very competitive. However, its aggressive marketing efforts, introduction of new products, and expansion into new business segments and emerging markets all helped cushion a sharp decline in turnover.

- In Australia, trading conditions remained strong and the associate Gerard Industries continued to achieve growth in both sales and market share.

- Overall, despite the highly competitive trading environment, profit margin as compared to the second half of last year has slightly improved in its key markets due to improved operating efficiency.

Technology & Strategic Division

The 51%-owned Lighthouse Technologies Limited experienced a much tougher market in the US and Europe after the tragic 911 events. LED screens are typically capital goods and the market is expected to take longer to recover. However, it achieved an increase in turnover of about 30% due to successful introduction of new products, aggressive marketing activities and pricing strategy. Overall, Lighthouse's profit decreased during the period.

Financial Review

During the period, the Group's net bank borrowings decreased by HK$23 million to HK$1,860 million. As at September 30, 2002, the aggregate of the Group's shareholders' fund and minority interests was HK$1,208 million. The Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.54, as compared with 1.60 as at March 31, 2002. The gearing ratios of the Company and GP Industries were 0.92 (March 31, 2002: 0.93) and 0.54 (March 31, 2002: 0.58) respectively whereas those of GP Batteries and Clipsal Industries were 0.69 and 0.64 (as at June 30, 2002) respectively. There were no significant changes in the gearing ratios when compared to those as at the last balance sheet dates of the respective companies.

The Group and its major associated companies continued to manage foreign exchange and interest rate risks prudently. Forward contracts, borrowings in local currencies and local sourcing have been arranged to minimize foreign exchange risk. At September 30, 2002, 54% (March 31, 2002: 28%) of the Group's bank borrowings was revolving or repayable within one year whereas 46% (March 31, 2002: 72%) was mostly repayable between one to five years. Most of these bank borrowings are based on floating interest rates. About 67% and 19% of the Group's bank borrowings are in US dollars and Hong Kong dollars respectively.

Prospects

Most of the Group's export markets have shown signs of recovery since the first half year although the global business environment remains very volatile and highly competitive.

Looking ahead, the Electronics Division of GP Industries as well as GP Batteries are expected to maintain their strong performance in the second half year. Clipsal Industries is expected to continue facing a very competitive operating environment. However, when the building industry around Asia starts to recover, Clipsal is well-placed to capture the growth opportunities. For Lighthouse, there are signs of stronger sales in the second half year and margin is expected to improve.

To maximize shareholders' value, we are dedicated to improve our profitability and financial position. We will continue to strengthen our cost competitiveness and enhance our market shares in respective markets in the region. We believe the recent acquisition of Zhongyin (Ningbo) Battery will further enhance the Group's position in the China market.

Barring unforeseen circumstances, the Group is expected to perform satisfactorily for the current financial year.

Consolidated Income Statement

For the six months ended September 30

	Notes	2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
Turnover	2	**910,079**	762,024
Cost of sales		**(726,309)**	(601,607)
Gross profit		**183,770**	160,417
Other income		**18,124**	34,262
Distribution costs		**(81,733)**	(52,589)
Administrative expenses		**(89,262)**	(85,880)
Net investment loss	3	**(3,557)**	(7,288)
Other operating expenses	4	**(5,384)**	(25)
Profit from operations	5	**21,958**	48,897
Finance costs		**(45,419)**	(66,810)
Share of results of associates		**100,470**	86,416
Amortisation of goodwill on acquisition of associates		**(3,568)**	(3,091)
Amortisation of negative goodwill on acquisition of associates		**558**	209
Loss on disposal/deemed partial disposal of subsidiaries		**(482)**	(55)
Gain on disposal/deemed partial disposal of associates		**1,037**	438
Profit before taxation		**74,554**	66,004
Taxation	6	**(23,323)**	(19,838)
Profit before minority interests		**51,231**	46,166
Minority interests		**(12,435)**	(13,952)
Net profit for the period		**38,796**	32,214
Interim dividend		**15,957**	13,298
Earnings per share	7		
Basic		**7.3 cents**	6.1 cents
Diluted		**7.3 cents**	5.8 cents

Consolidated Balance Sheet

	Notes	September 30, 2002 (Unaudited) HK$'000	March 31, 2002 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		**89,700**	89,700
Property, plant and equipment	8	**293,092**	300,712
Interests in associates		**1,625,536**	1,563,734
Trademarks		**62,741**	64,832
Investments in securities		**187,825**	191,825
Advances to trade associates		**109,000**	117,000
Deferred expenditure		**23,898**	24,448
Goodwill		**9,637**	10,129
		2,401,429	2,362,380
Current assets			
Inventories		**388,984**	342,023
Debtors, bills receivable and prepayments	9	**650,378**	600,427
Investments in securities		**179,640**	183,389
Dividends receivable		**11,699**	9,388
Taxation recoverable		**66**	218
Bank balances, deposits and cash		**304,698**	365,542
		1,535,465	1,500,987
Current liabilities			
Creditors and accrued charges	10	**467,785**	345,596
Obligations under finance leases		**2,396**	3,033
Taxation payable		**7,984**	3,989
Bank loans, overdrafts and import loans		**1,157,031**	626,573
		1,635,196	979,191
Net current (liabilities) assets		**(99,731)**	521,796
Total assets less current liabilities		**2,301,698**	2,884,176
Minority interests		**238,540**	226,723
Non-current liabilities			
Borrowings		**1,005,151**	1,618,911
Convertible note		**84,662**	83,423
Deferred taxation		**3,831**	4,675
		1,093,644	1,707,009
Net assets		**969,514**	950,444
CAPITAL AND RESERVES			
Share capital		**265,953**	265,953
Reserves		**703,561**	684,491
Shareholders' funds		**969,514**	950,444

Condensed Consolidated Cash Flow Statement

For the six months ended September 30

	2002 (Unaudited) *HK$'000*	2001 (Unaudited) *HK$'000*
Net cash inflow from operating activities	**53,929**	1,200
Net cash inflow (outflow) from investing activities	**6,321**	(17,065)
Net cash (outflow) inflow from financing	**(122,658)**	100,843
(Decrease) Increase in cash and cash equivalents	**(62,408)**	84,978
Cash and cash equivalents at beginning of the period	**355,500**	69,482
Effect of foreign exchange rate changes	**2,012**	1,250
Cash and cash equivalents at end of the period	**295,104**	155,710

Consolidated Statement of Changes in Equity

For the six months ended September 30, 2002

	Share Capital *HK'000*	Share Premium *HK'000*	Legal Reserve *HK'000*	Properties Revaluation Reserve *HK'000*	Translation Reserve *HK'000*
At April 1, 2002	265,953	449,243	9,745	100,603	(212,319)
Disposal of a subsidiary	–	–	–	–	638
Share of reserves of associates	–	–	–	–	195
Net profit for the period	–	–	–	–	–
Dividend paid – 2002 final dividend	–	–	–	–	–
Dividend proposed – 2003 interim dividend	–	–	–	–	–
Currency realignment	–	–	–	–	(13,161)
At September 30, 2002	265,953	449,243	9,745	100,603	(224,647)

For the six months ended September 30, 2001

	Share Capital *HK'000*	Share Premium *HK'000*	Legal Reserve *HK'000*	Properties Revaluation Reserve *HK'000*	Translation Reserve *HK'000*
At April 1, 2001	265,803	448,976	9,514	100,603	(203,105)
Issue of shares, net of expenses	150	267	–	–	–
Transfer of reserves	–	–	21	–	–
Share of reserves of associates	–	–	–	–	12,331
Net profit for the period	–	–	–	–	–
Dividend declared – 2001 final dividend	–	–	–	–	–
Dividend proposed – 2002 interim dividend	–	–	–	–	–
Currency realignment	–	–	–	–	4,196
At September 30, 2001	265,953	449,243	9,535	100,603	(186,578)

Goodwill Reserve *HK'000*	Capital Reserve *HK'000*	Capital Redemption Reserve *HK'000*	Dividend Reserve *HK'000*	Accumulated Profits *HK'000*	Total *HK'000*
(652,350)	36,886	35,358	7,979	909,346	950,444
604	(33)	–	–	–	1,209
–	10	–	–	–	205
–	–	–	–	38,796	38,796
–	–	–	(7,979)	–	(7,979)
–	–	–	15,957	(15,957)	0
–	–	–	–	–	(13,161)
(651,746)	36,863	35,358	15,957	932,185	969,514

Goodwill Reserve *HK'000*	Capital Reserve *HK'000*	Capital Redemption Reserve *HK'000*	Dividend Reserve *HK'000*	Accumulated Profits *HK'000*	Total *HK'000*
(652,542)	48,233	35,358	21,266	894,891	968,997
–	–	–	–	–	417
–	–	–	–	(21)	0
–	3,579	–	–	–	15,910
–	–	–	–	32,214	32,214
–	–	–	(21,266)	(10)	(21,276)
–	–	–	13,298	(13,298)	0
–	–	–	–	–	4,196
(652,542)	51,812	35,358	13,298	913,776	1,000,458

Notes to the Unaudited Interim Financial Statements

1. Significant accounting policies

The unaudited interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. The accounting policies adopted are consistent with those followed in the Company's annual financial statements for the year ended March 31, 2002 except for the following new/revised accounting standards which have been adopted for the first time in the preparation of this interim financial statements:

SSAP 1 (Revised)	:	Presentation of Financial Statements
SSAP 11 (Revised)	:	Foreign Currency Translation
SSAP 15 (Revised)	:	Cash Flow Statements
SSAP 25 (Revised)	:	Interim Financial Reporting
SSAP 34	:	Employee Benefits

In adopting SSAP 11 (Revised) "Foreign Currency Translation" ("SSAP 11 (Revised)"), the results of the Company's foreign subsidiaries and associates should be translated into Hong Kong dollars at an average rate by using the net investment method. In the previous years, the results of the Company's foreign subsidiaries and associates were translated into Hong Kong dollars by using the closing rate method. The adoption of SSAP 11 (Revised) has not been applied retrospectively to the prior periods as it is impractical to calculate its effect to the prior periods and the effect of the adoption of SSAP 11 (Revised) is not significant to the net profit of the Group for the six months ended September 30, 2002.

The adoption of the other new/revised standards during the period has no material effect on the Group's results of the current and prior periods other than the changes in the format of presentation of consolidated cash flow statement and the consolidated statement of changes in equity. Certain comparative figures have been reclassified to conform with the current period's presentation.

2. Segment information

The analyses of the Group's segment information are as follows:

(a) Business segment

For the six months ended September 30, 2002

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover						
External sales	214,029	696,050	–	–	–	**910,079**
Inter-segment sales	15	408	–	–	(423)	**0**
	214,044	696,458	–	–	(423)	**910,079**

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Results						
Segmental results	11,061	10,450	–	–	–	**21,511**
Unallocated corporate expenses						**(10,618)**
Other corporate income						**11,065**
Profit from operations						**21,958**
Finance costs						
– Segment	(3,350)	(17,800)	–	–	–	**(21,150)**
– Corporate						**(24,269)**
Share of results of associates	(1,723)	50,508	36,850	14,835	–	**100,470**
Amortisation of goodwill on acquisition of associates						**(3,568)**
Amortisation of negative goodwill on acquisition of associates						**558**
Loss on disposal/deemed partial disposal of subsidiaries						**(482)**
Gain on disposal/deemed partial disposal of associates						**1,037**
Profit before taxation						**74,554**
Taxation						**(23,323)**
Profit before minority interests						**51,231**
Minority interests						**(12,435)**
Net profit for the period						**38,796**

For the six months ended September 30, 2001

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover						
External sales	165,486	596,538	–	–	–	762,024
Inter-segment sales	26	453	–	–	(479)	0
	165,512	596,991	–	–	(479)	762,024

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Results						
Segmental results	27,634	8,320	–	–	–	35,954
Unallocated corporate expenses						(9,443)
Other corporate income						22,386
Profit from operations						48,897
Finance costs						
– Segment	(4,080)	(28,571)	–	–	–	(32,651)
– Corporate						(34,159)
Share of results of associates	(1,008)	43,502	23,899	20,023	–	86,416
Amortisation of goodwill on acquisition of associates						(3,091)
Amortisation of negative goodwill on acquisition of associates						209
Loss on deemed partial disposal of a subsidiary						(55)
Gain on disposal/deemed partial disposal of associates						438
Profit before taxation						66,004
Taxation						(19,838)
Profit before minority interests						46,166
Minority interests						(13,952)
Net profit for the period						32,214

(b) *Geographical segment*

For the six months ended September 30,

	Turnover		Profit (Loss) before taxation	
	2002 ***HK$'000***	2001 *HK$'000*	**2002** ***HK$'000***	2001 *HK$'000*
The People's Republic of China				
Hong Kong	**48,234**	55,428	**8,813**	6,999
Mainland China	**48,022**	43,204	**12,418**	13,570
Other Asian countries	**268,739**	313,993	**10,537**	18,866
Europe	**186,268**	189,881	**3,099**	9,703
North and South America	**290,274**	144,140	**24,000**	10,354
Australia and New Zealand	**63,012**	13,691	**14,230**	7,631
Others	**5,530**	1,687	**1,457**	(1,119)
	910,079	762,024	**74,554**	66,004

3. Net investment loss

	For the six months ended September 30, 2002 HK$'000	2001 HK$'000
Net unrealised holding loss on other investments	**7,887**	13,946
Dividend income from investments in securities	**(4,330)**	(5,411)
Net realised gain on disposal of other investments	**–**	(1,247)
	3,557	7,288

4. Other operating expenses

	For the six months ended September 30, 2002 HK$'000	2001 HK$'000
Amortisation of goodwill of subsidiaries/business	**492**	25
Expenses incurred for the closure of a factory in the UK	**4,892**	–
	5,384	25

5. Profit from operations

	For the six months ended September 30, 2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging:		
Amortisation of deferred expenditure	**5,564**	4,128
Amortisation of trademarks	**2,091**	2,091
Depreciation and amortisation of property, plant and equipment		
Owned assets	**21,297**	22,156
Assets held under finance leases	**1,325**	1,636

6. Taxation

	For the six months ended September 30, 2002 HK$'000	2001 HK$'000
The Company and its subsidiaries:		
Hong Kong Profits Tax	**4,354**	2,898
Taxation in jurisdictions other than Hong Kong	**4,159**	4,615
Deferred taxation	**(868)**	1,430
	7,645	8,943
Share of taxation of associates:		
Hong Kong Profits Tax	**2,262**	1,752
Taxation in jurisdictions other than Hong Kong	**13,416**	9,143
	15,678	10,895
	23,323	19,838

Notes to the Unaudited Interim Financial Statements *(Continued)*

Hong Kong Profits Tax is calculated at 16.0% (2001: 16.0%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

7. Earnings per share

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended September 30, 2002 *HK$'000*	2001 *HK$'000*
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	**38,796**	32,214
Effect of dilutive potential shares:		
Adjustment to the share of result of subsidiaries and associates based on the dilution of their earnings per share	**(176)**	(141)
Convertible note	**–**	(1,220)
Earnings for the purpose of diluted earnings per share	**38,620**	30,853
	'000	*'000*
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	**531,905**	531,757
Effect of dilutive potential shares:		
Share options	**–**	2,122
Weighted average number of shares for the purpose of diluted earnings per share	**531,905**	533,879

The computation of diluted earnings per share for the current period does not assume the conversion of the convertible note as the conversion price of the convertible note is higher than the average market price of shares of the Company or GP Industries Limited for the current period, and also does not assume the exercise of the Company's share options as the exercise prices of the outstanding share options of the Company are higher than the average market price of shares of the Company for the current period.

8. Property, plant and equipment

During the period, the Group spent approximately HK$17,172,000 (six months ended September 30, 2001: HK$22,668,000) on property, plant and equipment to expand its business.

9. Debtors, bills receivable and prepayments

The Group allows its trade customers with credit period normally ranging from 30 days to 120 days. The following is an aging analysis of debtors, bills receivable and prepayments at the reporting date:

	September 30, 2002 ***HK$'000***	March 31, 2002 *HK$'000*
0 - 60 days	**325,046**	310,549
61 - 90 days	**33,432**	23,347
> 90 days	**291,900**	266,531
	650,378	600,427

10. Creditors and accrued charges

The following is an aging analysis of creditors and accrued charges at the reporting date:

	September 30, 2002 HK$'000	March 31, 2002 HK$'000
0 - 60 days	338,554	247,467
61 - 90 days	74,622	60,077
> 90 days	54,609	38,052
	467,785	345,596

11. Contingencies and commitments

	September 30, 2002 HK$'000	March 31, 2002 HK$'000
Contingent liabilities:		
Bills discounted with recourse	42,586	33,777
Guarantees given to banks in respect of banking facilities granted to associates	21,101	16,113
	63,687	49,890
Capital commitments:		
In respect of property, plant and equipment:		
Capital expenditure contracted for but not provided in the financial statements	8,225	10,739
Capital expenditure authorised but not contracted for	72,301	46,517
	80,526	57,256

At the balance sheet date, the Group was committed to invest in unlisted investment securities amounting to HK$14,500,000.

12. Related party transactions

During the period, the Group entered into the following transactions with related parties:

	For the six months ended September 30, 2002 HK$'000	2001 HK$'000
Sales to associates	39,676	17,518
Purchases from associates	47,998	34,415
Interest income received from associates	121	496
Management fee income received from associates	4,815	9,412
Rental income from associates	3,304	5,268

As at the balance sheet date, the Group has the following balances with its associates under debtors, bills receivable and prepayments and creditors and accrued charges:

	September 30, 2002 HK$'000	March 31, 2002 HK$'000
Trade receivables from associates	17,703	24,665
Trade payables due to associates	13,383	14,427

All of the above trade receivables and trade payables are unsecured, interest free and repayable on demand.

Summary of Results

For the six months ended September 30, 2002, the Group's turnover amounted to HK$910.1 million, an increase of 19.4% as compared with HK$762.0 million for the same period of last year. The unaudited consolidated profit attributable to shareholders amounted to HK$38.8 million, an increase of 20.4% compared to corresponding period in the previous year. The basic earnings per share for the period amounted to 7.3 Hong Kong cents as compared with 6.1 Hong Kong cents for the same period last year.

Interim Dividend

The Directors have declared an interim dividend of 3.0 cents (2001: 2.5 cents) per share. This amounts to a total dividend payment of approximately HK$15,957,000 (2001: HK$13,298,000) based on the total number of shares in issue as at December 4, 2002, being the latest practicable date prior to the announcement of the interim results. Dividend warrants will be despatched on or about January 28, 2003 to registered shareholders of the Company on January 17, 2003.

Closure of Register

The Register of Shareholders of the Company will be closed from January 14, 2003 to January 17, 2003, both days inclusive, during which period no transfer will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on January 13, 2003.

Directors' and Chief Executive's Interests in Securities

As at September 30, 2002, the interests of the directors and the chief executive in the ordinary shares of the Company as recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

	Number of ordinary shares held	
Name of Director	**Personal Interests**	**Family Interests**
Victor LO Chung Wing	69,451,811	–
Andrew NG Sung On	64,699,957	417,000
Kevin LO Chung Ping	–	3,731,253
Paul LO Chung Wai	21,986,518	–
LEUNG Pak Chuen	1,577,581	–
Richard KU Yuk Hing	2,051,780	–
Andrew CHUANG Siu Leung	374,000	–
CHAU Kwok Wai	275,000	–
Raymond WONG Wai Kan	1,140,081	–
Vincent CHEUNG Ting Kau	1,947,549	–
LUI Ming Wah	–	–
John LO Siew Kiong	411,081	–

Directors' and Chief Executive's Interests in Securities *(Continued)*

As at September 30, 2002, the direct and indirect interests of the directors and the chief executive in the shares of GP Batteries International Limited ("GPBI") and Clipsal Industries (Holdings) Limited ("CIHL"), 47.88% and 49.21% owned associates of GP Industries Limited ("GP Ind") respectively, and Gold Peak Industries (Taiwan) Limited ("GPIT"), a 75.1% owned subsidiary of GPBI, and GP Ind, a 86.44% owned subsidiary of the Company, were as follows:

	Number of ordinary shares held			
Name of Director	**GPBI**	**GPIT**	**CIHL**	**GP Ind**
Victor LO Chung Wing	200,000	–	–	–
Andrew NG Sung On	613,332	500,000	100,000	–
Kevin LO Chung Ping	–	–	–	–
Paul LO Chung Wai	80,000	–	–	–
LEUNG Pak Chuen	–	–	–	528,000
Richard KU Yuk Hing	50,000	200,000	–	70,000
Andrew CHUANG Siu Leung	–	–	–	–
CHAU Kwok Wai	–	–	132,000	–
Raymond WONG Wai Kan	4,000	100,000	169,000	180,000
Vincent CHEUNG Ting Kau	20,000	–	–	–
LUI Ming Wah	–	–	–	–
John LO Siew Kiong	–	–	40,000	–

Save as disclosed above, as at September 30, 2002, none of the directors, the chief executive or their associates had any interest in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

Substantial Shareholder

As at September 30, 2002, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that, other than the interests disclosed above in respect of the directors and chief executive, the Company had been notified of the following shareholder with an interest representing 10% or more of the Company's issued share capital:

Name of shareholder	Number of ordinary shares held
Schneider Electric Industries S.A.	54,579,000

Directors' and Chief Executive's Rights to Acquire Shares or Debentures

Pursuant to the Company's executive share option scheme, certain directors were granted options to subscribe for shares in the Company. The details in the number of options outstanding during the period which have been granted to the directors of the Company and employees of the Group under the share option scheme were as follows:

Name of Director	Date of grant	Exercisable period	Exercise price *HK$*	Number of option shares outstanding at 4.1.2002 and 9.30.2002
Victor LO Chung Wing	5.8.2000	5.8.2000-5.7.2005	1.41	1,250,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,250,000
Andrew NG Sung On	5.8.2000	5.8.2000-5.7.2005	1.41	1,000,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,000,000
Kevin LO Chung Ping	5.8.2000	5.8.2000-5.7.2005	1.41	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
Paul LO Chung Wai	5.8.2000	5.8.2000-5.7.2005	1.41	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
LEUNG Pak Chuen	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
Richard KU Yuk Hing	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
Andrew CHUANG Siu Leung	5.8.2000	5.8.2000-5.7.2005	1.41	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
CHAU Kwok Wai	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
Raymond WONG Wai Kan	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
				10,750,000
Employees	5.8.2000	5.8.2000-5.7.2005	1.41	475,000
	3.30.2001	3.30.2001-3.29.2006	1.45	3,225,000
				3,700,000
				14,450,000

Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

GP Ind has an executives' share option scheme (the "Old GP Ind ESOS") to enable its directors to offer to full-time employees, including executive directors, of GP Ind or any of its subsidiaries options to subscribe for shares of GP Ind. Options granted are exercisable on the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. The Old GP Ind ESOS was terminated and replaced by the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") in November 1999. However, options granted under the Old GP Ind ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old GP Ind ESOS. The movements in the number of options outstanding during the period which have been granted to directors of the Company and employees of the Group under the Old GP Ind ESOS were as follows:

				Number of option shares			
Name of Director	Date of grant	Exercisable period	Exercise price *US$*	Outstanding at 4.1.2002	Exercised during the period	Expired/ cancelled during the period	Outstanding at 9.30.2002
LEUNG Pak Chuen	8.2.1999	8.2.2000-8.1.2004	0.41	260,000	-	-	260,000
Andrew CHUANG Siu Leung	7.23.1998	7.23.1999-7.22.2003	0.30	80,000	-	-	80,000
	8.2.1999	8.2.2000-8.1.2004	0.41	130,000	-	-	130,000
Raymond WONG Wai Kan	7.23.1998	7.23.1999-7.22.2003	0.30	80,000	-	-	80,000
	8.2.1999	8.2.2000-8.1.2004	0.41	130,000	-	-	130,000
				680,000	-	-	680,000
Directors of GP Ind	8.2.1999	8.2.2000-8.1.2004	0.41	200,000	-	-	200,000
Employees of the Group	7.23.1998	7.23.1999-7.22.2003	0.30	950,000	(10,000)	(40,000)	900,000
	8.2.1999	8.2.2000-8.1.2004	0.41	2,010,000	-	(100,000)	1,910,000
				3,160,000	(10,000)	(140,000)	3,010,000
				3,840,000	(10,000)	(140,000)	3,690,000

Note: The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised was S$0.650.

Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

The GP Ind 1999 Option Scheme also enables GP Ind to offer to full-time employees, including executive directors and non-executive directors, of GP Ind or any of its subsidiaries options to subscribe for shares of GP Ind. Options granted to the full-time employees and non-executive directors are exercisable on the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively. The movements in the number of options outstanding during the period which have been granted to the directors of the Company and employees of the Group under the GP Ind 1999 Option Scheme were as follows:

Name of Director	Date of grant	Exercisable period	Exercise Price S$	Number of option shares: Outstanding at 4.1.2002	Granted during the period	Exercised during the Period	Expired/ cancelled during the period	Outstanding at 9.30.2002
Victor LO Chung Wing	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	–	–	–	300,000
	4.4.2001	4.4.2003-4.3.2011	0.620	600,000	–	–	–	600,000
	8.14.2002	8.14.2003-8.13.2012	0.550	–	384,000	–	–	384,000
LEUNG Pak Chuen	4.14.2000	4.14.2002-4.13.2010	0.456	240,000	–	(240,000)	–	–
	4.4.2001	4.4.2003-4.3.2011	0.620	500,000	–	–	–	500,000
	8.14.2002	8.14.2003-8.13.2012	0.550	–	320,000	–	–	320,000
Andrew CHUANG Siu Leung	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	200,000	–	–	–	200,000
	8.14.2002	8.14.2003-8.13.2012	0.550	–	130,000	–	–	130,000
Raymond WONG Wai Kan	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	220,000	–	–	–	220,000
	8.14.2002	8.14.2003-8.13.2012	0.550	–	140,000	–	–	140,000
				2,280,000	974,000	(240,000)	–	3,014,000
Directors of GP Ind	4.14.2000	4.14.2002-4.13.2010	0.456	180,000	–	–	–	180,000
	4.4.2001	4.4.2003-4.3.2011	0.620	400,000	–	–	–	400,000
	8.14.2002	8.14.2003-8.13.2012	0.550	–	255,000	–	–	255,000
Non-executive directors of GP Ind	4.14.2000	4.14.2002-4.13.2005	0.456	170,000	–	–	–	170,000
	4.4.2001	4.4.2003-4.3.2006	0.620	340,000	–	–	–	340,000
	8.14.2002	8.14.2003-8.13.2007	0.550	–	218,000	–	–	218,000
Employees of the Group	4.14.2000	4.14.2002-4.13.2010	0.456	2,055,000	–	(162,000)	(28,000)	1,865,000
	4.4.2001	4.4.2003-4.3.2011	0.620	4,368,000	–	–	(200,000)	4,168,000
	8.14.2002	8.14.2003-8.13.2012	0.550	–	2,940,000	–	–	2,940,000
				7,513,000	3,413,000	(162,000)	(228,000)	10,536,000
				9,793,000	4,387,000	(402,000)	(228,000)	13,550,000

Note: The closing price of GP Ind's shares immediately before August 14, 2002, the date of options granted during the period, was S$0.560. The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised was S$0.596.

Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

GPBI has an executives' share option scheme (the "Old GPBI ESOS") to enable the directors of GPBI to offer to eligible employees, including executive directors, of GPBI or any of its subsidiaries options to subscribe for shares of GPBI. The purpose of the Old GPBI ESOS is to enable GPBI to grant options to eligible employees and directors as incentives and rewards for their contribution to GPBI. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. The Old GPBI ESOS was discontinued and replaced by the new GPBI share option scheme 1999 (the "GPBI 1999 Option Scheme") in December 1999. However, options granted under the Old GPBI ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old GPBI ESOS. The movements in the number of options outstanding during the period which have been granted to the directors of the Company under the Old GPBI ESOS were as follows:

				Number of option shares		
Name of Director	Date of grant	Exercisable Period	Exercise price S$	Outstanding at 4.1.2002	Expired during the period	Outstanding at 9.30.2002
Andrew NG Sung On	7.29.1997	7.29.1998-7.28.2002	4.448	70,000	(70,000)	–
	8.6.1999	8.6.2000-8.5.2004	3.080	220,000	–	220,000
Paul LO Chung Wai	7.29.1997	7.29.1998-7.28.2002	4.448	70,000	(70,000)	–
Richard KU Yuk Hing	7.29.1997	7.29.1998-7.28.2002	4.448	60,000	(60,000)	–
	8.6.1999	8.6.2000-8.5.2004	3.080	200,000	–	200,000
Raymond WONG Wai Kan	7.29.1997	7.29.1998-7.28.2002	4.448	25,000	(25,000)	–
	8.6.1999	8.6.2000-8.5.2004	3.080	120,000	–	120,000

Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

The GPBI 1999 Option Scheme also enables the directors of GPBI to offer to eligible employees, including executive directors and non-executive directors, of GPBI or any of its subsidiaries options to subscribe for GPBI's shares. Options granted to the eligible employees and non-executive directors are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively. The movements in the number of options outstanding during the period which have been granted to the directors of the Company under the GPBI 1999 Option Scheme were as follows:

				Number of option shares		
Name of Director	Date of grant	Exercisable Period	Exercise price *S$*	Outstanding at 4.1.2002	Granted during the period	Outstanding at 9.30.2002
Andrew NG Sung On	3.17.2000	3.17.2001-3.16.2010	1.410	200,000	–	200,000
	10.11.2000	10.11.2002-10.10.2010	1.600	200,000	–	200,000
	8.5.2002	8.5.2004-8.4.2012	1.250	–	190,000	190,000
Richard KU Yuk Hing	3.17.2000	3.17.2001-3.16.2010	1.410	180,000	–	180,000
	10.11.2000	10.11.2002-10.10.2010	1.600	180,000	–	180,000
	8.5.2002	8.5.2004-8.4.2012	1.250	–	170,000	170,000
Raymond WONG Wai Kan	3.17.2000	3.17.2001-3.16.2010	1.410	120,000	–	120,000
	10.11.2000	10.11.2002-10.10.2010	1.600	130,000	–	130,000
	8.5.2002	8.5.2004-8.4.2012	1.250	–	120,000	120,000

CIHL has an executives' share option scheme (the "Old CIHL ESOS") to enable the directors of CIHL to offer to eligible employees, including executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. Options granted are exercisable after the first anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary thereof. The Old CIHL ESOS was discontinued and replaced by the new CIHL share option scheme 1999 (the "CIHL 1999 Option Scheme") in June 1999. However, options granted under the Old CIHL ESOS prior to its termination which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed and will continue to be administered under the rules of the Old CIHL ESOS. The details in the number of options outstanding during the period which have been granted to a director of the Company under the Old CIHL ESOS were as follows:

Name of Director	Date of grant	Exercisable period	Exercise price *US$*	Number of option shares outstanding at 4.1.2002 and 9.30.2002
CHAU Kwok Wai	5.12.1998	5.12.1999-5.12.2003	1.30	140,000
	10.29.1998	10.29.1999-10.29.2003	0.819	20,000

Directors' and Chief Executive's Rights to Acquire Shares or Debentures *(Continued)*

The CIHL 1999 Option Scheme also enables the directors of CIHL to offer to eligible employees, including executive directors and non-executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. Options granted to the eligible employees and non-executive directors are exercisable on the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business after the fifth anniversary or the tenth anniversary thereof respectively. The details in the number of options outstanding during the period which have been granted to the directors of the Company under the CIHL 1999 Option Scheme were as follows:

Name of Director	Date of grant	Exercisable period	Exercise price *S$*	Number of option shares outstanding at 4.1.2002 and 9.30.2002
Victor LO Chung Wing	5.25.2000	5.25.2002-5.24.2010	2.025	200,000
CHAU Kwok Wai	5.25.2000	5.25.2002-5.24.2010	2.025	160,000
Raymond WONG Wai Kan	5.25.2000	5.25.2002-5.24.2010	1.9125	40,000
John LO Siew Kiong	5.25.2000	5.25.2002-5.24.2010	2.025	110,000

Save as disclosed above, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the directors or the chief executive or their respective associates, of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

Save as disclosed above, none of directors and chief executive, or their spouse and children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the period.

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

Code of Best Practice

The Company has complied throughout the period ended September 30, 2002 the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, December 5, 2002

最佳應用守則

本公司在截至二零零二年九月三十日止六個月期內符合上市規則附錄14所載之最佳應用守則之規定。

承董事局命
公司秘書
黃文傑

香港，二零零二年十二月五日

董事及總裁購買股份或債券之權利（續）

一九九九年奇勝工業認股計劃使奇勝工業可授予奇勝工業及其任何附屬公司之合適僱員（包括執行董事及非執行董事）認購奇勝工業股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。按一九九九年奇勝工業認股計劃授予公司董事而於期內尚未行使之認股權數目之詳情如下：

董事	授予日期	可行使之日期	行使價格 坡元	於二零零二年四月一日及於二零零二年九月三十日尚未行使之認股權數目
羅仲榮	5.25.2000	5.25.2002-5.24.2010	2.025	200,000
周國偉	5.25.2000	5.25.2002-5.24.2010	2.025	160,000
王維勤	5.25.2000	5.25.2002-5.24.2010	1.9125	40,000
羅肇強	5.25.2000	5.25.2002-5.24.2010	2.025	110,000

除以上所披露外，在是期內任何期間，公司或其任何之附屬公司沒有參與任何安排以令公司之董事或總裁或其個別有關人仕可透過購買公司或任何法人團體之股份或債券而取得利益。

除以上所披露外，沒有董事及總裁，或其配偶及其18歲以下子女，有權認購本公司之證券，或於本年度行使此等權利。

本公司上市證券之買賣及贖回

於期內，公司及任何附屬公司沒有買賣或贖回本公司上市之任何證券。

董事及總裁購買股份或債券之權利（續）

一九九九年金山電池認股計劃使金山電池可授予金山電池及其任何附屬公司之合適僱員（包括執行董事及非執行董事）認購金山電池股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。按一九九九年金山電池認股計劃已授予公司董事而於期內尚未行使之認股權數目之變動如下：

董事	授予日期	可行使之日期	行使價格 *坡元*	認股權數目 於二零零二年四月一日尚未行使認股權數目	期內授予	於二零零二年九月三十日尚未行使認股權數目
吳崇安	3.17.2000	3.17.2001-3.16.2010	1.410	200,000	–	200,000
	10.11.2000	10.11.2002-10.10.2010	1.600	200,000	–	200,000
	8.5.2002	8.5.2004-8.4.2012	1.250	–	190,000	190,000
顧玉興	3.17.2000	3.17.2001-3.16.2010	1.410	180,000	–	180,000
	10.11.2000	10.11.2002-10.10.2010	1.600	180,000	–	180,000
	8.5.2002	8.5.2004-8.4.2012	1.250	–	170,000	170,000
王維勤	3.17.2000	3.17.2001-3.16.2010	1.410	120,000	–	120,000
	10.11.2000	10.11.2002-10.10.2010	1.600	130,000	–	130,000
	8.5.2002	8.5.2004-8.4.2012	1.250	–	120,000	120,000

奇勝工業有一項高級職員認股權計劃（「舊奇勝工業認股計劃」），使其董事局可授予奇勝工業及其任何附屬公司之合適僱員（包括執行董事）認購奇勝工業股份之權利。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。於一九九九年六月，該舊奇勝工業認股計劃已終止，並且由新的一九九九年奇勝工業認股權計劃（「一九九九年奇勝工業認股計劃」）所取代。然而，在舊奇勝工業認股計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊奇勝工業認股計劃的規則所執行直至該認股權完全行使或期滿。按舊奇勝工業認股計劃授予一位公司董事而於期內尚未行使之認股權數目之詳情如下：

董事	授予日期	可行使之日期	行使價格 *美元*	於二零零二年四月一日及於二零零二年九月三十日尚未行使認股權數目
周國偉	5.12.1998	5.12.1999-5.12.2003	1.30	140,000
	10.29.1998	10.29.1999-10.29.2003	0.819	20,000

董事及總裁購買股份或債券之權利（續）

金山電池有一項高級職員認股權計劃（「舊金山電池認股計劃」），使其董事局可授予金山電池及其任何附屬公司之合適僱員（包括執行董事）認購金山電池股份之權利。認股權計劃之目的是促使金山電池能授予合適的僱員及董事認股權，以獎勵其對金山電池之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。於一九九九年十二月，該舊金山電池認股計劃已終止，並且由新的一九九九年金山電池認股權計劃（「一九九九年金山電池認股計劃」）所取代。然而，在舊金山電池認股計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊金山電池認股計劃的規則所執行直至該認股權完全行使或期滿。按舊金山電池計劃已授予公司董事而於期內尚未行使之認股權數目之變動如下：

				認股權數目		
董事	授予日期	可行使之日期	行使價格 坡元	於二零零二年 四月一日 尚未行使	期內期滿	於二零零二年 九月三十日 尚未行使
吳崇安	7.29.1997	7.29.1998-7.28.2002	4.448	70,000	(70,000)	–
	8.6.1999	8.6.2000-8.5.2004	3.080	220,000	–	220,000
羅仲煒	7.29.1997	7.29.1998-7.28.2002	4.448	70,000	(70,000)	–
顧玉興	7.29.1997	7.29.1998-7.28.2002	4.448	60,000	(60,000)	–
	8.6.1999	8.6.2000-8.5.2004	3.080	200,000	–	200,000
王維勤	7.29.1997	7.29.1998-7.28.2002	4.448	25,000	(25,000)	–
	8.6.1999	8.6.2000-8.5.2004	3.080	120,000	–	120,000

董事及總裁購買股份或債券之權利（續）

一九九九年GP工業認股計劃使GP工業可授予GP工業及其任何附屬公司之全職僱員（包括執行董事），及非執行董事認購GP工業股份之權利。授予全職僱員及非執行董事之認股權可於這等認股權授予日期之首個或第二個週年日起行使，分別於第五個或第十個週年日辦公時間止屆滿。按一九九九年GP工業認股計劃已授予公司董事及集團僱員而於期內尚未行使之認股權數目之變動如下：

				認股權數目				
董事	授予日期	可行使之日期	行使價格 坡元	於二零零二年四月一日尚未行使	期內授予	期內行使	期內期滿／註銷	於二零零二年九月三十日尚未行使
羅仲榮	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	–	–	–	300,000
	4.4.2001	4.4.2003-4.3.2011	0.620	600,000	–	–	–	600,000
	8.14.2002	8.14.2003-8.13.2012	0.550	–	384,000	–	–	384,000
梁伯全	4.14.2000	4.14.2002-4.13.2010	0.456	240,000	–	(240,000)	–	–
	4.4.2001	4.4.2003-4.3.2011	0.620	500,000	–	–	–	500,000
	8.14.2002	8.14.2003-8.13.2012	0.550	–	320,000	–	–	320,000
莊紹樑	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	200,000	–	–	–	200,000
	8.14.2002	8.14.2003-8.13.2012	0.550	–	130,000	–	–	130,000
王維勳	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–	110,000
	4.4.2001	4.4.2003-4.3.2011	0.620	220,000	–	–	–	220,000
	8.14.2002	8.14.2003-8.13.2012	0.550	–	140,000	–	–	140,000
				2,280,000	974,000	(240,000)	–	3,014,000
GP工業之董事	4.14.2000	4.14.2002-4.13.2010	0.456	180,000	–	–	–	180,000
	4.4.2001	4.4.2003-4.3.2011	0.620	400,000	–	–	–	400,000
	8.14.2002	8.14.2003-8.13.2012	0.550	–	255,000	–	–	255,000
GP工業之非執行董事	4.14.2000	4.14.2002-4.13.2005	0.456	170,000	–	–	–	170,000
	4.4.2001	4.4.2003-4.3.2006	0.620	340,000	–	–	–	340,000
	8.14.2002	8.14.2003-8.13.2007	0.550	–	218,000	–	–	218,000
本集團僱員	4.14.2000	4.14.2002-4.13.2010	0.456	2,055,000	–	(162,000)	(28,000)	1,865,000
	4.4.2001	4.4.2003-4.3.2011	0.620	4,368,000	–	–	(200,000)	4,168,000
	8.14.2002	8.14.2003-8.13.2012	0.550	–	2,940,000	–	–	2,940,000
				7,513,000	3,413,000	(162,000)	(228,000)	10,536,000
				9,793,000	4,387,000	(402,000)	(228,000)	13,550,000

附註： GP工業股份於二零零二年八月十四日前，即期內認股權授予之日前，其收市價為0.56坡元。認股權行使前GP工業股份收市價之加權平均數為0.596坡元。

董事及總裁購買股份或債券之權利 *（續）*

GP工業有一項高級職員認股權計劃（「舊GP工業認股計劃」）使其董事可授予GP工業及其任何附屬公司之全職僱員（包括執行董事）認購GP工業股份之權利。授予之認股權可於這等認股權授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。於一九九九年十一月，該舊GP工業認股計劃已終止，並且由新的一九九九年GP工業認股權計劃（「一九九九年GP工業認股計劃」）所取代。然而，在舊GP工業認股計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊GP工業認股計劃的規則所執行直至讓認股權完全行使或期滿。按舊GP工業認股計劃已授予公司董事及集團僱員而於期內尚未行使之認股權數目之變動如下：

				認股權數目			
董事	授予日期	可行使之日期	行使價格 *美元*	於二零零二年 四月一日 尚未行使	期內行使	期內 期滿／註銷	於二零零二年 九月三十日 尚未行使
梁伯全	8.2.1999	8.2.2000- 8.1.2004	0.41	260,000	–	–	260,000
莊紹樑	7.23.1998	7.23.1999- 7.22.2003	0.30	80,000	–	–	80,000
	8.2.1999	8.2.2000- 8.1.2004	0.41	130,000	–	–	130,000
王維勤	7.23.1998	7.23.1999- 7.22.2003	0.30	80,000	–	–	80,000
	8.2.1999	8.2.2000- 8.1.2004	0.41	130,000	–	–	130,000
				680,000	–	–	680,000
GP工業之董事	8.2.1999	8.2.2000- 8.1.2004	0.41	200,000	–	–	200,000
本集團僱員	7.23.1998	7.23.1999- 7.22.2003	0.30	950,000	(10,000)	(40,000)	900,000
	8.2.1999	8.2.2000- 8.1.2004	0.41	2,010,000	–	(100,000)	1,910,000
				3,160,000	(10,000)	(140,000)	3,010,000
				3,840,000	(10,000)	(140,000)	3,690,000

附註： 認股權行使前GP工業股份收市價之加權平均數為0.65坡元。

董事及總裁購買股份或債券之權利

按公司之高級職員認股權計劃，部份董事獲授認股權認購公司之股份。按認股權計劃已授予公司董事及集團僱員而於期內尚未行使之認股權數目之詳情如下：

董事	授予日期	可行使之日期	行使價格 *港元*	於二零零二年四月一日及於二零零二年九月三十日尚未行使之認股權數目
羅仲榮	5.8.2000	5.8.2000-5.7.2005	1.41	1,250,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,250,000
吳崇安	5.8.2000	5.8.2000-5.7.2005	1.41	1,000,000
	3.30.2001	3.30.2001-3.29.2006	1.45	1,000,000
羅仲炳	5.8.2000	5.8.2000-5.7.2005	1.41	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
羅仲煒	5.8.2000	5.8.2000-5.7.2005	1.41	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
梁伯全	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
顧玉興	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
莊紹樑	5.8.2000	5.8.2000-5.7.2005	1.41	625,000
	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
周國偉	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
王維勤	3.30.2001	3.30.2001-3.29.2006	1.45	625,000
				10,750,000
僱員	5.8.2000	5.8.2000-5.7.2005	1.41	475,000
	3.30.2001	3.30.2001-3.29.2006	1.45	3,225,000
				3,700,000
				14,450,000

董事及總裁在證券中之權益 *(續)*

於二零零二年九月三十日，各董事及總裁於GP工業有限公司(「GP工業」)分別佔47.88%及49.21%權益之聯營公司金山電池國際有限公司(「金山電池」)及奇勝工業(集團)有限公司(「奇勝工業」)，以及金山電池佔75.1%權益之附屬公司金山實業股份有限公司(「金山實業」)以及公司佔86.44%權益之附屬公司GP工業之股本直接或間接擁有之股份權益如下：

	持有普通股份數目			
董事	金山電池	金山實業	奇勝工業	GP工業
羅仲榮	200,000	—	—	—
吳崇安	613,332	500,000	100,000	—
羅仲炳	—	—	—	—
羅仲煒	80,000	—	—	—
梁伯全	—	—	—	528,000
顧玉興	50,000	200,000	—	70,000
莊紹樑	—	—	—	—
周國偉	—	—	132,000	—
王維勤	4,000	100,000	169,000	180,000
張定球	20,000	—	—	—
呂明華	—	—	—	—
羅肇強	—	—	40,000	—

除以上所披露外，於二零零二年九月三十日，各董事、總裁或其有關人仕沒有在公司或任何按證券(公開權益)條例定義之聯營機構之股本持有任何權益。

主要股東

於二零零二年九月三十日，根據證券(公開權益)條例第16(1)條規定公司保存之主要股東名冊顯示，除以上所披露有關董事及總裁之權益外，公司被通知有以下股東持有本公司已發行股本10%或以上權益：

股東	持有普通股數目
Schneider Electric Industries S.A.	54,579,000

業績概要

本集團截至二零零二年九月三十日止六個月之營業額為910,100,000港元，與去年同期之762,000,000港元比較，增加19.4%。未經審核股東應佔綜合溢利為38,800,000港元，比去年同期增加20.4%。基本每股盈利為7.3港仙，去年同期則為6.1港仙。

中期股息

董事局議決派發中期股息每股3.0仙（二零零一年：2.5仙）。以二零零二年十二月四日（即本中期業績報告前之最後可行日期）已發行股份總數計算，合共派發股息約為15,957,000港元（二零零一年：13,298,000港元）。股息權證將於二零零三年一月二十八日或之前寄予於二零零三年一月十七日之本公司登記股東。

暫停辦理股東登記

本公司將於二零零三年一月十四日至二零零三年一月十七日（包括首尾兩天）暫停辦理過戶登記，期間不會登記股份之轉讓。

如欲獲派中期股息，所有過戶文件連同有關股票須於二零零三年一月十三日下午四時前一併送達本公司股票過戶登記處雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。

董事及總裁在證券中之權益

於二零零二年九月三十日，各董事及總裁於按證券（公開權益）條例第29條規定公司所保存之登記冊中擁有公司普通股份之權益如下：

董事	持有普通股份數目 個人權益	持有普通股份數目 家族權益
羅仲榮	69,451,811	—
吳崇安	64,699,957	417,000
羅仲炳	—	3,731,253
羅仲煒	21,986,518	—
梁伯全	1,577,581	—
顧玉興	2,051,780	—
莊紹樑	374,000	—
周國偉	275,000	—
王維勤	1,140,081	—
張定球	1,947,549	—
呂明華	—	—
羅肇強	411,081	—

10. 應付賬項及費用

以下為於申報日期結算之應付賬項及費用之賬齡分析：

	二零零二年九月三十日 千港元	二零零二年三月三十一日 千港元
0 - 60天	**338,554**	247,467
61 - 90天	**74,622**	60,077
超過 90天	**54,609**	38,052
	467,785	345,596

11. 或然負債及資本承擔

	二零零二年九月三十日 千港元	二零零二年三月三十一日 千港元
或然負債：		
具追索權之貼現票據	**42,586**	33,777
就聯營公司獲授信貸而向銀行提供擔保	**21,101**	16,113
	63,687	49,890
資本承擔：		
關於物業、廠房及設備：		
已簽約但未在財務報表撥備之資本承擔	**8,225**	10,739
已批准但未簽約之資本承擔	**72,301**	46,517
	80,526	57,256

於資產負債表結算日，集團承諾投資14,500,000港元於非上市證券。

12. 關連人仕交易

於期內，本集團與關連人仕進行以下交易：

	截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
出售予聯營公司	**39,676**	17,518
購買自聯營公司	**47,998**	34,415
自聯營公司之利息收入	**121**	496
自聯營公司之管理費收入	**4,815**	9,412
自聯營公司之租金收入	**3,304**	5,268

於資產負債表結算日，本集團與聯營公司有以下往來賬列於應收賬項、應收票據及預付款項及應付賬項及費用內：

	二零零二年九月三十日 千港元	二零零二年三月三十一日 千港元
應收聯營公司貨款	**17,703**	24,665
應付聯營公司貨款	**13,383**	14,427

上述所列應收貨款及應付貨款，均無抵押、免息及可在要求時償還。

香港利得稅乃就是年度估計應課稅溢利按稅率16%(二零零一年:16%)計算。

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

7. **每股盈利**

每股基本盈利及攤薄盈利乃根據下列數據計算:

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
盈利		
全期純利及計算基本每股盈利之溢利	**38,796**	32,214
可攤薄潛在股份之影響:		
根據攤薄主要附屬公司及聯營公司每股盈利之所佔溢利之調整	**(176)**	(141)
可換股票據	**–**	(1,220)
計算攤薄每股盈利之溢利	**38,620**	30,853
股份數目	***'000***	*'000*
計算基本每股盈利之股份加權平均數	**531,905**	531,757
可攤薄潛在股份之影響:		
認股特權	**–**	2,122
計算攤薄每股盈利之股份加權平均數	**531,905**	533,879

因可換股票據之換股價高於本公司或GP工業有限公司於本期內之平均市價,於計算本期攤薄每股盈利時可換股票據被假設不被轉換。本公司之尚未行使認股特權亦因其行使價高於本公司本期內之平均市價,於計算本期攤薄每股盈利時被假設其不被行使。

8. **物業、廠房及設備**

於期內,本集團耗資約17,172,000港元(截至二零零一年九月三十日止六個月:22,668,000港元)於物業、廠房及設備,以擴展其業務。

9. **應收賬項、應收票據及預付款項**

本集團給予其貿易客戶之信貸一般由三十至一百二十天不等。以下為於申報日期結算之應收賬項、應收票據及預付款項之賬齡分析:

	二零零二年九月三十日	二零零二年三月三十一日
	千港元	*千港元*
0 - 60天	**325,046**	310,549
61 - 90天	**33,432**	23,347
超過 90天	**291,900**	266,531
	650,378	600,427

3. 投資淨虧損

	截至九月三十日止六個月	
	二零零二年 千港元	二零零一年 千港元
持有其他投資未變現之淨虧損	**7,887**	13,946
證券投資之股息收入	**(4,330)**	(5,411)
出售其他投資之淨收益	**－**	(1,247)
	3,557	7,288

4. 其他營業支出

	截至九月三十日止六個月	
	二零零二年 千港元	二零零一年 千港元
攤銷購入附屬公司／業務引發之商譽	**492**	25
關閉一所英國工廠之費用	**4,892**	－
	5,384	25

5. 除稅前溢利

	截至九月三十日止六個月	
	二零零二年 千港元	二零零一年 千港元
除稅前溢利已減除以下項目：		
遞延支出攤銷	**5,564**	4,128
商標攤銷	**2,091**	2,091
物業，廠房及設備折舊及攤銷		
擁有之資產	**21,297**	22,156
財務租賃之資產	**1,325**	1,636

6. 稅項

	截至九月三十日止六個月	
	二零零二年 千港元	二零零一年 千港元
公司及其附屬公司：		
香港利得稅	**4,354**	2,898
香港以外其他地區稅項	**4,159**	4,615
遞延稅項	**(868)**	1,430
	7,645	8,943
所佔聯營公司之稅項：		
香港利得稅	**2,262**	1,752
香港以外其他地區稅項	**13,416**	9,143
	15,678	10,895
	23,323	19,838

截至二零零一年九月三十日止六個月

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	165,486	596,538	–	–	–	762,024
內部對銷	26	453	–	–	(479)	0
	165,512	596,991	–	–	(479)	762,024

內部業務銷售乃按現行市場價格進行。

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
業績						
業務業績	27,634	8,320	–	–	–	35,954
不能分類之企業費用						(9,443)
其他企業收入						22,386
營業溢利						48,897
財務成本						
業務	(4,080)	(28,571)	–	–	–	(32,651)
企業						(34,159)
所佔聯營公司業績	(1,008)	43,502	23,899	20,023	–	86,416
攤銷購入聯營公司權益引發之溢價						(3,091)
攤銷購入聯營公司權益引發之折讓						209
應當出售部份附屬公司權益之虧損						(55)
出售／應當出售部份聯營公司權益之收益						438
除税前溢利						66,004
税項						(19,838)
未計少數股東權益前溢利						46,166
少數股東權益						(13,952)
全期純利						32,214

(b) *地域分類*

	截至九月三十日止六個月			
	營業額		**除税前溢利(虧損)**	
	二零零二年 千港元	二零零一年 千港元	**二零零二年 千港元**	二零零一年 千港元
中華人民共和國				
香港	**48,234**	55,428	**8,813**	6,999
內地	**48,022**	43,204	**12,418**	13,570
其它亞洲國家	**268,739**	313,993	**10,537**	18,866
歐洲	**186,268**	189,881	**3,099**	9,703
北美及南美洲	**290,274**	144,140	**24,000**	10,354
澳洲及新西蘭	**63,012**	13,691	**14,230**	7,631
其他	**5,530**	1,687	**1,457**	(1,119)
	910,079	762,024	**74,554**	66,004

未經審核中期財務報表附註 *(續)*

2. 分類資料

本集團分類資料之分析如下：

(a) 以業務分類

截至二零零二年九月三十日止六個月

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	電器 *千港元*	對銷 *千港元*	合計 *千港元*
營業額						
對外銷售	214,029	696,050	–	–	–	**910,079**
內部對銷	15	408	–	–	(423)	**0**
	214,044	696,458	–	–	(423)	**910,079**

內部業務銷售乃按現行市場價格進行。

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	電器 *千港元*	對銷 *千港元*	合計 *千港元*
業績						
業務業績	11,061	10,450	–	–	–	**21,511**
不能分類之企業費用						**(10,618)**
其他企業收入						**11,065**
營業溢利						**21,958**
財務成本						
一業務	(3,350)	(17,800)	–	–	–	**(21,150)**
一企業						**(24,269)**
所佔聯營公司業績	(1,723)	50,508	36,850	14,835	–	**100,470**
攤銷購入聯營公司權益引發之溢價						**(3,568)**
攤銷購入聯營公司權益引發之折讓						**558**
出售／應當出售部份附屬公司權益之虧損						**(482)**
出售／應當出售部份聯營公司權益之收益						**1,037**
除稅前溢利						**74,554**
稅項						**(23,323)**
未計少數股東權益前溢利						**51,231**
少數股東權益						**(12,435)**
全期純利						**38,796**

未經審核中期財務報表附註

1. 主要會計政策

未經審核中期財務報表乃根據香港聯合交易所有限公司證券上市規則附錄十六中適用之披露要求及遵照香港會計師公會訂立之會計實務準則(「會計準則」)第25號「中期財務報告」之規定而編製。本財務報表所採用之會計政策乃按照本公司截至二零零二年三月三十一日止年度之財務報表一致之基準編製,惟於編製此中期財務報表中,首次採用以下新訂及修訂之會計準則。

會計準則第1號(經修訂)	:	財務報表之呈報
會計準則第11號(經修訂)	:	外幣換算
會計準則第15號(經修訂)	:	現金流量表
會計準則第25號(經修訂)	:	中期財務報告
會計準則第34號	:	僱員福利

就採用會計準則第11號(經修訂)「外幣換算」(會計準則第11號(經修訂)),海外附屬公司及聯營公司之損益須以淨投資法按平均匯率換算為港元。於往年,海外附屬公司及聯營公司之損益乃按期末匯率換算為港元。由於計算因修訂會計準則對前期之純利影響並不可行,因此前期之損益並沒有就採用會計準則第11號(經修訂)作出具追溯性之改變。採用會計準則第11號(經修訂)對本集團截至二零零二年九月三十日止六個月之純利並無顯著影響。

除綜合現金流量表及綜合權益變動表之格式改變外,採用此等新增或經修訂之會計準則對本集團本期及前期業績並無重大影響。前期之比較數值已被重整及披露,以確保其表達之一致性。

商譽儲備 千港元	資本儲備 千港元	股本 贖回儲備 千港元	股息儲備 千港元	累積溢利 千港元	合計 千港元
(652,350)	36,886	35,358	7,979	909,346	950,444
604	(33)	—	—	—	1,209
—	10	—	—	—	205
—	—	—	—	38,796	38,796
—	—	—	(7,979)	—	(7,979)
—	—	—	15,957	(15,957)	0
—	—	—	—	—	(13,161)
(651,746)	36,863	35,358	15,957	932,185	969,514

商譽儲備 千港元	資本儲備 千港元	股本 贖回儲備 千港元	股息儲備 千港元	累積溢利 千港元	合計 千港元
(652,542)	48,233	35,358	21,266	894,891	968,997
—	—	—	—	—	417
—	—	—	—	(21)	0
—	3,579	—	—	—	15,910
—	—	—	—	32,214	32,214
—	—	—	(21,266)	(10)	(21,276)
—	—	—	13,298	(13,298)	0
—	—	—	—	—	4,196
(652,542)	51,812	35,358	13,298	913,776	1,000,458

綜合權益變動表

截至二零零二年九月三十日止六個月

	股本 千港元	股本溢價 千港元	法定盈餘 千港元	物業 重估儲備 千港元	換算儲備 千港元
於二零零二年四月一日	265,953	449,243	9,745	100,603	(212,319)
出售一間附屬公司	–	–	–	–	638
所佔聯營公司儲備	–	–	–	–	195
期內純利	–	–	–	–	–
已派發股息 一二零零二年末期股息	–	–	–	–	–
建議股息 一二零零三年中期股息	–	–	–	–	–
貨幣調整	–	–	–	–	(13,161)
於二零零二年九月三十日	265,953	449,243	9,745	100,603	(224,647)

截至二零零一年九月三十日止六個月

	股本 千港元	股本溢價 千港元	法定盈餘 千港元	物業 重估儲備 千港元	換算儲備 千港元
於二零零一年四月一日	265,803	448,976	9,514	100,603	(203,105)
發行新股（扣除開支）	150	267	–	–	–
轉入儲備	–	–	21	–	–
所佔聯營公司儲備	–	–	–	–	12,331
期內純利	–	–	–	–	–
已宣派股息 一二零零一年末期股息	–	–	–	–	–
建議股息 一二零零二年中期股息	–	–	–	–	–
貨幣調整	–	–	–	–	4,196
於二零零一年九月三十日	265,953	449,243	9,535	100,603	(186,578)

縮略綜合現金流量表

截至九月三十日止六個月

	二零零二年 (未經審核) *千港元*	二零零一年 (未經審核) *千港元*
經營業務之現金流入淨額	**53,929**	1,200
投資業務之現金流入(外流)淨額	**6,321**	(17,065)
融資之現金(外流)流入淨額	**(122,658)**	100,843
現金及等值現金之(減少)增加	**(62,408)**	84,978
期初之現金及等值現金	**355,500**	69,482
外幣兑換率變動之影響	**2,012**	1,250
期末之現金及等值現金	**295,104**	155,710

綜合資產負債表

	附註	二零零二年 九月三十日 (未經審核) 千港元	二零零二年 三月三十一日 (經審核) 千港元
資產及負債			
非流動資產			
投資物業		**89,700**	89,700
物業、廠房及設備	8	**293,092**	300,712
所佔聯營公司權益		**1,625,536**	1,563,734
商標		**62,741**	64,832
證券投資		**187,825**	191,825
給貿易夥伴之借款		**109,000**	117,000
遞延支出		**23,898**	24,448
商譽		**9,637**	10,129
		2,401,429	2,362,380
流動資產			
存貨		**388,984**	342,023
應收賬項、應收票據及預付款項	9	**650,378**	600,427
證券投資		**179,640**	183,389
應收股息		**11,699**	9,388
可收回稅項		**66**	218
銀行結存、存款及現金		**304,698**	365,542
		1,535,465	1,500,987
流動負債			
應付賬項及費用	10	**467,785**	345,596
財務租賃責任		**2,396**	3,033
稅項		**7,984**	3,989
銀行貸款、透支及商業信貸		**1,157,031**	626,573
		1,635,196	979,191
流動(負債)資產淨值		**(99,731)**	521,796
總資產減去流動負債		**2,301,698**	2,884,176
少數股東權益		**238,540**	226,723
非流動負債			
借款		**1,005,151**	1,618,911
可換股票據		**84,662**	83,423
遞延稅項		**3,831**	4,675
		1,093,644	1,707,009
資產淨值		**969,514**	950,444
資本及儲備			
股本		**265,953**	265,953
儲備		**703,561**	684,491
股東資金		**969,514**	950,444

綜合損益表

截至九月三十日止六個月

	附註	二零零二年 （未經審核） 千港元	二零零一年 （未經審核） 千港元
營業額	2	**910,079**	762,024
銷售成本		**(726,309)**	(601,607)
毛利		**183,770**	160,417
其他收入		**18,124**	34,262
分銷成本		**(81,733)**	(52,589)
行政支出		**(89,262)**	(85,880)
投資淨虧損	3	**(3,557)**	(7,288)
其他營業支出	4	**(5,384)**	(25)
營業溢利	5	**21,958**	48,897
財務成本		**(45,419)**	(66,810)
所佔聯營公司業績		**100,470**	86,416
攤銷購入聯營公司引發之溢價		**(3,568)**	(3,091)
攤銷購入聯營公司引發之折讓		**558**	209
出售／應當出售部份附屬公司權益之虧損		**(482)**	(55)
出售／應當出售部份聯營公司權益之收益		**1,037**	438
除稅前溢利		**74,554**	66,004
稅項	6	**(23,323)**	(19,838)
未計少數股東權益前溢利		**51,231**	46,166
少數股東權益		**(12,435)**	(13,952)
全期純利		**38,796**	32,214
中期股息		**15,957**	13,298
每股盈利	7		
基本		**7.3仙**	6.1仙
攤薄		**7.3仙**	5.8仙

財務回顧

集團於期內之銀行貸款淨額輕微減少23,000,000港元至1,860,000,000港元。於二零零二年九月三十日，集團之股東資金及少數股東權益合共1,208,000,000港元。集團之借貸比率為1.54（按綜合銀行貸款淨額除以股東資金及少數股東權益計算），按二零零二年三月三十一日為1.60。金山工業和GP工業之借貸比率分別為0.92（二零零二年三月三十一日：0.93）和0.54（二零零二年三月三十一日：0.58），而金山電池及奇勝工業則分別為0.69和0.64（於二零零二年六月三十日）。各公司之借貸比率與上年度年結日之數字比較差別不大。

集團及其主要聯營公司貫徹其審慎措施管理匯率及利率風險，包括透過安排遠期合約、本地貨幣借貸及於當地採購等權宜策略，將匯率波動所帶來的影響減至最低。於二零零二年九月三十日，集團約54%（二零零二年三月三十一日：28%）之銀行貸款屬循環性或一年內償還借貸，其餘46%（二零零二年三月三十一日：72%）則大部份為一年至五年內償還借貸。大部份借貸均以浮息計算，約67%之借貸以美元計算，而19%則以港元計算。

展望

雖然全球營商環境依然波動且競爭激烈，集團大部份主要出口市場自上半年度已呈現復甦跡象。

展望下半年度，我們預料GP工業之電子部及金山電池將繼續表現良好，奇勝工業的營商環境仍會競爭十分激烈，惟相信當亞洲區的建築業開始復甦時，奇勝工業必定準備就緒，充分掌握發展機會。至於兆光科技，下半年度已見銷售增長，相信邊際利潤將會改善。

為增加股東回報，我們將致力提高盈利能力和改善財務狀況。我們會繼續提高成本效益及擴大集團在區內的市場佔有率，並相信最近對中銀（寧波）電池有限公司的收購行動將有助進一步提升集團在中國市場的地位。

如無不可逆料之情況下，本集團於本財政年度將表現理想。

金山電池（GP工業擁有48.9%股權）

- 金山電池之營業額較去年同期上升16.1%。金山電池的業務迅速復甦，由於市場對高能量鎳氫電池需求殷切及鋰離子電池已投入量產，充電池的銷售因而上升超過兩成。

- 邊際利潤較佳的產品之銷售增加及營運效率得到改善，令純利大幅增加42.3%。

- 在九月，金山電池簽定了兩項有附帶條款的銷售及買賣協議，收購中國第二大鹼性電池製造商中銀（寧波）電池有限公司之75%股權。該公司在國內的龐大分銷網遍佈八十多個主要城市，並擁有中國鹼性電池名牌之一的「雙鹿」商標。

奇勝工業（GP工業擁有49.1%股權）

- 奇勝工業截止二零零二年六月三十日止六個月之營業額及溢利分別較去年同期減少5.7%及34.7%。

- 大部分的主要亞洲市場於期內之營商環境仍然波動且競爭十分激烈，然而奇勝工業透過積極的市場推廣活動、推出新產品和開拓業務範疇及新興市場等將銷售額跌幅收窄。

- 澳洲的營商環境繼續蓬勃，奇勝工業的聯營公司Gerard Industries之銷售及市場佔有率均錄得增長。

- 整體而言，縱使營商環境十分激烈，奇勝工業提高了其在主要市場的營運效率，令整體邊際利潤較上半年有輕微改善。

科技及策略部

金山工業擁有51%權益之兆光科技有限公司自美國九一一事件後面對歐美非常艱巨的市場。LED顯示屏為資本性開支，市場一般需要較長時間復甦，但其成功推出新產品、進行積極的市場推廣活動及採取進取的價格策略，營業額較去年同期上升約三成。整體而言，兆光科技於期內之溢利下降。

金山工業（集團）有限公司（「本公司」）或（「金山工業」）董事局謹公佈本公司及其附屬公司（「本集團」）截至二零零二年九月三十日止六個月之未經審核綜合業績。業績已經本公司之審計委員會審閱。

業績摘要

- 集團截至二零零二年九月三十日止六個月之營業額及盈利均錄得令人滿意的增長。
- 綜合營業額為910,100,000港元，較去年同期上升19.4%。
- 股東應佔溢利為38,800,000港元，較去年同期增加20.4%。
- 每股盈利上升20.4%至7.3港仙。
- 中期股息每股3.0港仙（二零零一／零二年：2.5港仙）

業務回顧

GP工業－金山工業擁有86.4%股權

- GP工業的業績令人滿意，營業額較去年同期上升17.3%。
- 純利大幅增加39.6%，其中已計入關閉英國一間揚聲器工廠之特殊虧損4,900,000港元，主要由於電子及零部件業務表現良好和金山電池帶來的龐大盈利貢獻。

電子部

- 由於銷往歐美兩地的專業音響產品表現強勁，加上在中國惠州的兩家音響工廠合併後改善了成本效益及零部件聯營公司帶來的可觀盈利貢獻，電子及零部件產品的銷售因而錄得22.5%之升幅。
- 汽車配線的外銷保持穩定，惟業內競爭激烈令溢利輕微下降。中國的汽車製造業對汽車配線需求殷切，令該區的汽車配線業務繼續取得滿意的增長。樂庭之電纜銷售繼續有理想的增幅，惟面對業內劇烈的價格競爭，樂庭的盈利亦因此減少。
- 在英國之揚聲器業務的銷售錄得可觀的增幅，輸往美國及歐洲市場的銷售亦因加強市場推廣及分銷活動而大幅上升。

集團架構



金山工業（集團）有限公司
GP工業有限公司
新加坡上市
86.4%*
科技及策略部
電子業務
電子及零部件
汽車配線及電纜
揚聲器
金山電池
國際有限公司
電池及有關產品
新加坡上市
48.9%*
奇勝工業
（集團）有限公司
裝置電器
新加坡上市
49.1%*
兆光科技有限公司
(51%)
發光二極管顯示屏
國際之獅有限公司#
(100%)
分銷業務

** 百份率為金山工業及GP工業於二零零二年十一月三十日所持之股權*

 # 持有一幢自用的工業大廈

集團簡介

金山工業集團為一亞洲跨國集團，集團透過其在新加坡上市之主要投資工具－GP工業有限公司，擁有多元化之優質工業投資項目。集團旗下之科技及策略部則從事發展新產品科技及策略性投資。集團之主要產品類別已在亞太區建立領導地位， 其中包括「GP」電池及「CLIPSAL奇勝」裝置電器。

集團母公司金山工業（集團）有限公司[香港聯交所股票代號：40]於一九六四年成立，並自一九八四年在香港上市。

金山工業現時擁有GP工業86.4%*股權， GP工業則擁有金山電池國際有限公司48.9%*股權及奇勝工業（集團）有限公司之49.1%*股權。GP工業、金山電池及奇勝工業分別自一九九五年、一九九一年及一九九二年在新加坡上市。

GP工業除了於金山電池及奇勝工業之投資外，亦從事發展、產製及經銷汽車配線及電纜、汽車電子產品、專用電子產品、零部件及揚聲器等。

金山工業集團現時之生產設施、產品研究發展及銷售辦事處遍佈全球十多個國家，連同其主要業務部門，集團聘用員工超過一萬四千人。

**於二零零二年十一月三十日*

公司資料

董事局	**執行董事** 羅仲榮，*主席兼總裁* 吳崇安，*副主席* 羅仲炳 羅仲煒 梁伯全 顧玉興 莊紹樑 周國偉 王維勤 **非執行董事** 張定球 呂明華 羅肇強
審計委員會	張定球，*主席* 呂明華 羅肇強
律師	張葉司徒陳律師事務所
核數師	德勤•關黃陳方會計師行
秘書及註冊辦事處	黃文傑 香港新界葵涌葵榮路30號 金山工業中心8樓 電話：(852) 2427 1133 傳真：(852) 2489 1879 電郵：gp@goldpeak.com 網址：www.goldpeak.com
股票過戶登記處	雅柏勤證券登記有限公司 香港中環干諾道中111號 永安中心5樓
美國預託證券機構	The Bank of New York 101 Barclay Street, 22nd Floor New York, NY10286, USA

重要日期

截止過戶：	二零零三年一月十四日至一月十七日
派發中期股息：	約於二零零三年一月二十八日

Exemption#82-3604

Gold Peak Industries (Holdings) Limited

金山工業(集團)有限公司

GOLD PEAK

二零零二/零三年度

中期報告